Exhibit 99.7

NICE Actimize’s X-Sight Marketplace Boosts Financial Crime
Ecosystem with Innovative AML and Intelligent Data Applications

Data intelligence capabilities targeting money laundering, with improved investigations technology, provide value to FIs mapping complex suspicious activities

Hoboken, N.J., February 20, 2020 – NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that it has added two new partners offering significant anti-money laundering and data intelligence capabilities to its X-Sight Marketplace, the first financial crime and compliance ecosystem that connects financial services organizations with data, applications, tools and service providers, providing both the value of choice and the ability to reduce integration timelines.

The two new partners offering customized solutions for the X-Sight Marketplace include Acuris Risk Intelligence, a provider of data intelligence for anti-money laundering, anti-corruption and cybersecurity; and Sayari Labs, a leading provider of beneficial ownership and financial intelligence in emerging, frontier, and offshore jurisdictions.

The two new Marketplace partner organizations offer the following unique capabilities:
•Acuris Risk Intelligence, a supplier of proprietary data on PEPs, sanctions and AML data for due diligence and compliance, combines a world-class dataset – that also includes fraud and cybersecurity content – with expert analysts and state-of-the-art technology to help manage risk effectively. Clients access its intelligence via a SaaS platform, or via API and feed technology, therefore risk protection is built into the way they operate. The company’s focus areas include third-party and anti-corruption risk, AML and KYC due diligence and monitoring, and the proactive detection of cybersecurity risk. “A chief concern to financial services organizations today is the high cost and effort of compliance and risk data management. Acuris Risk Intelligence offers highly effective solutions to break down that barrier and create a world where business relationships are safe by default. We are excited to bring these innovations to the NICE Actimize X-Sight Marketplace,” said Joel Lange, Managing Director, Acuris Risk Intelligence.
•Sayari Labs provides data intelligence platforms to power the fight against financial crime, increases corporate transparency in high-risk places, and supports critical national security mission sets. Sayari Graph is the first purpose-built platform for navigating the complexity of global commercial relationships, allowing for a complete picture of customers, vendors, and third parties, all while maintaining provenance back to primary source documents. Graph enables users to quickly navigate complex, cross-border corporate structures with network visualizations powered by custom graph-based matching and entity resolution models, built on a foundation of investigative and regional domain expertise. The company’s products are delivered as a multi-tenant cloud application with an intuitive user interface, REST API, data feeds, and on-prem deployment models. “Time and accuracy are critical components particularly in AML and financial crime, and our intelligence solutions are designed to quickly provide insights in opaque and hard target countries where securing data is often difficult or nearly impossible. We look forward to developing relationships with customers in the NICE Actimize X-Sight Marketplace who would benefit from our ability to provide swift and accurate identity intelligence,” said Benjamin Power, COO, Sayari Labs, Inc.

“Change in financial crime has been both constant and rapid, and the industry has clearly demonstrated its need for immediate access to advanced financial crime-solving solutions, particularly in fraud and anti-money laundering,” said Craig Costigan, CEO, NICE Actimize. “The X-Sight Marketplace continues to meet this challenge by offering specialized capabilities that provide time to value, and a single, unified, cost-effective way for FSOS to rapidly innovate while supporting best-in-class financial crime, risk and compliance management capabilities. With the continuing growth and expansion of the X-Sight Marketplace, partners such as Acuris Risk Intelligence and Sayari Labs support these requirements.”

NICE Actimize’s X-Sight Marketplace currently has nearly 40 partners in its growing ecosystem, with offerings addressing such categories as customer & counterparty intelligence, data management, device & channel intelligence, identity verification, screening & adverse media, user authentication & fraud, CDD/KYC, transaction monitoring, and alert & case management.

For more information on the X-Sight Marketplace, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers' and investors' assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.